Exhibit 99.1

Secoo Reports Unaudited Third Quarter 2017 Results

GMV increased by 65.4% year-over-year to RMB1,394.4 million

BEIJING, Nov. 16, 2017 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ:SECO), Asia’s largest online integrated upscale products and services platform, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Highlights for Third Quarter 2017:

•                  GMV1 reached RMB1,394.4 million (US$209.6 million) for Q3 2017, representing an increase of 65.4% from Q3 2016.

•                  Total number of orders2 was 372.3 thousand for Q3 2017, representing an increase of 61.4% from 230.7 thousand for Q3 2016.

•                  Number of active customers3 increased by 43.6% to 158 thousand for Q3 2017.

•                  Total net revenue reached RMB982.2 million (US$147.6 million), up 44.2% from Q3 2016.

•                  Gross margin was 17.0% for Q3 2017, compared with 16.2% in Q3 2016.

•                  Net income increased by 902.9% to RMB34.1 million (US$5.1 million) for Q3 2017 compared with RMB3.4 million for Q3 2016.

•                  Non-GAAP net income4 increased by 1,067.6% to RMB39.7 million (US$6.0 million) for Q3 2017, from RMB3.4 million in Q3 2016.

•                  Basic and diluted net loss per share was RMB0.61 (US$0.09) for Q3 2017, compared with RMB21.58 for Q3 2016.  Basic and diluted net loss per American Depositary Share (“ADS”) was RMB0.30 (US$0.05) for Q3 2017, compared with RMB10.79 for Q3 2016. Two ADSs represent one ordinary share.

•                  Basic and diluted non-GAAP net income per share5 was RMB4.28 (US$0.64) and RMB3.96 (US$0.60) respectively for Q3 2017, compared with basic and diluted non-GAAP net income per share of RMB0.45 and RMB0.45, respectively, for Q3 2016.  Basic and diluted non-GAAP net income per ADS was RMB2.14 (US$0.32) and RMB1.98 (US$0.30) respectively for Q3 2017, compared with basic and diluted non-GAAP net income per ADS of RMB0.22 and RMB0.22, respectively, for Q3 2016.

1 GMV is to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the quarter.
2 Total orders are to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the quarter.
3 Active customers are to a customer account that made at least one purchase during the quarter.
4 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income, excluding share-based compensation expenses.  See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.
5 Basic and diluted non-GAAP net income per share is a non-GAAP financial measure, which is defined as non-GAAP net income, divided by weighted average number of basic and diluted outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  Basic and diluted Non-GAAP net income per ADS is equal to basic and diluted non-GAAP net income per share divided by two as two ADSs represent one ordinary share.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, said, “We are very pleased to report strong financial results for our first quarter as a public company. The key to our success has been our ability to provide an integrated online and offline platform that effectively overcomes key challenges, such as counterfeiting, faced by international luxury brands and matches them with the growing demand of Chinese customers. With our expanding brand coverage and product offerings, sophisticated authentication processes, and world-class after-sale services, we achieved 65.4% GMV growth and total number of orders increased by 61.4% compared with the same period last year.”

“During the quarter, we continued our efforts to strengthen our partnerships with an increasing number of top-tier brands and sell their products through direct sales and marketplace operations on our platform,” continued Mr. Li. “With more major luxury brands leveraging our platform, we have been constantly building upon our brand creditability to attract more customers. Supported by our trusted and comprehensive global supply chain for upscale products and lifestyle services, we are able to meet the diverse purchase preferences and needs of our customers with ensured authenticity and quality of every product offered on our platform. Looking forward, we will remain focused on expanding our online offerings and offline presence, strengthening brand relationships and enhancing technological capabilities to maintain and improve the superior user experience we deliver to our growing customer base.”

“We are happy that our third quarter results demonstrated robust growth,” said Mr. Shaojun Chen, Chief Financial Officer of Secoo. “We had 44.2% revenue growth for the third quarter of 2017 and recorded a net income for the fifth consecutive quarter since the third quarter of 2016. Our net income for the third quarter of 2017 hit a new high to RMB34.1 million, representing a 902.9% increase from the third quarter of 2016. Our strong top and bottom line performance reflects the strength of our business and the achieved economies of scale, which gives us the confidence to execute our growth strategy going forward.”

Recent Developments

•                  Since 2016, we have been continuously expanding our partnerships with international and domestic brands bringing our customers more products and greater selection variety.  During the third quarter of 2017, we partnered with 11 new international brands, including Armani, Kiton, Vivienne Westwood, Pinko, Mr & Mrs Italy, etc.  We have also signed an exclusive agreement with European Confederation of the Footwear Industry (“CEC”).  Pursuant to the agreement, we are authorized to sell to our customers in China premium footwear brands from CEC’s members, including brands from Italy, France, United Kingdom and Spain and selected other European countries.

•                  We have been strengthening our product customization and cross-over collaboration with individual brands. During the third quarter of 2017, we collaborated with Dior and launched an exclusive limited edition handbag for Chinese Valentine’s Day.  During the same period, we also launched an exclusive product series with two marquee Chinese brands, “Shang-Xia” and “Neiliansheng”.  These exclusive products serve to burnish our brand distinction and create positive brand awareness.

•                  In July 2017, we held our 9th anniversary sales promotion, which recorded a 65% increase in GMV compared to the same event in 2016. During the third quarter of 2017, we also launched our new “Secoo Yellow” campaign with new brand image and new “Secoo Yellow” packaging. We believe our new campaign will further enhance our brand appeal and customer experience.

•                  Many of our customers choose to utilize our Secoo Check service, which allows them to make installment payments for merchandise products purchased on our online platform. For the third quarter of 2017, GMV for merchandise sales using Secoo Check services increased 110% compared with the second quarter of 2017. Secoo Check services not only increase our customers’ payment flexibility, but also increase the volume of user activities on our platform.

•                  During the third quarter of 2017, we continued our effort to expand our online and offline integrated business model. Furthermore, in November 2017 we opened a new experience center in Qingdao and expect to open four additional experience centers in Xiamen, Tianjin, Changsha and Hangzhou by the end of 2017.

•                  In November 2017, we signed a strategic agreement with Oracle, the largest enterprise-level software company in the world and Accenture, the leading management consulting and information technology provider in the world, to implement Oracle’s cloud solutions for our ERP and HCM management systems.  Combing with Accenture’s management consulting service, the new system will improve our technical capability, operating efficiency and cross-border business management and ultimately speed up our globalization strategy.

Share Repurchase Program

Secoo announced that the Board of Directors of the Company has approved a share repurchase program whereby Secoo is authorized to repurchase its own Class A ordinary shares in the form of American Depositary Shares with an aggregate value of up to US$20 million during the next 12-month period. The proposed share repurchase may be effected on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended.

Third Quarter 2017 Financial Results

GMV increased by 65.4% to RMB1,394.4 million (US$209.6 million) for the third quarter of 2017, from RMB843.3 million for the third quarter of 2016.

Total number of orders increased by 61.4% from 230.7 thousand for the third quarter of 2016 to 372.3 thousand for the third quarter of 2017.

Total net revenue for the third quarter of 2017 increased by 44.2% to RMB982.2 million (US$147.6 million) from RMB681.3 million in the third quarter of 2016, primarily driven by an increase in the total number of orders and merchandise sales.

Cost of revenues increased by 42.8% from RMB571.2 million for the third quarter of 2016 to RMB815.5 million (US$122.6 million) for the third quarter of 2017, primarily attributable to a significant increase in merchandising sales, which was in line with our revenue growth.

Operating expenses increased by 30.9% to RMB135.5 million (US$20.4 million) for the third quarter of 2017 from RMB103.5 million for the third quarter of 2016.

Fulfillment expenses increased by 26.5% to RMB25.8 million (US$3.9 million), for the third quarter of 2017 from RMB20.4 million for the third quarter of 2016. The increase was primarily attributable to (i) the increase in delivery expenses paid to third-party delivery companies due to the rise in total number of orders, (ii) the increase in packaging material fees for upgrading our luxury packaging, and (iii) the increase in third party payment commissions due to the increase in sales transactions.

Marketing expenses increased by 21.8% to RMB64.3 million (US$9.7 million) for the third quarter of 2017 from RMB52.8 million for the third quarter of 2016. The increase was primarily due to the increase in our online advertising expenditures, as well as increase in overall staff compensation and benefits expenses, including stock-based compensation.

Technology and content development expenses increased by 15.9% to RMB17.5 million (US$2.6 million) for the third quarter of 2017 from RMB15.1 million for the third quarter of 2016. The increase was primarily due to the increase in staff compensation.

General and administrative expenses increased by 82.4% to RMB27.9 million (US$4.2 million) for the third quarter of 2017 from RMB15.3 million for the third quarter of 2016. The increase was primarily attributable to (i) the increase in staff compensation and headcount, (ii) the increase in professional fees associated with our IPO process, and (iii) the increase in stock-based compensation expenses.

Operating income for the third quarter of 2017 was RMB31.2 million (US$4.7 million), representing a 372.7% increase from an operating income of RMB6.6 million for the third quarter of 2016.

Income tax expenses increased to RMB0.8 million (US$0.1 million) in the third quarter of 2017 from nil for the third quarter of 2016, primarily due to the increase of net income from one of our newly established VIE subsidiary.

Net income. We recorded a net income of RMB34.1 million (US$5.1 million) for the third quarter of 2017, up 902.9% from a net income of RMB3.4 million for the third quarter of 2016.

Non-GAAP net income, which excludes share-based compensation expenses, increased by 1,067.6% to RMB39.7 million (US$6.0 million) in the third quarter of 2017 from RMB3.4 million in the third quarter of 2016.

Net loss attributable to ordinary shareholders of Secoo Holding Limited for the third quarter of 2017 was RMB5.6 million (US$0.8 million), decreased by 96.5% from RMB161.8 million for the third quarter of 2016.  The decrease was primarily attributable to the accretion of our preferred shares to their redemption value as of our IPO, which decreased to RMB 39.7 million (US$6.0 million) for the third quarter of 2017 from RMB165.2 million for the third quarter of 2016.

Basic and diluted net loss per share was RMB0.61 (US$0.09) for the third quarter of 2017, compared with RMB21.58 for the third quarter of 2016.  Basic and net loss per ADS was RMB0.30 (US$0.05) for the third quarter of 2017, compared with RMB10.79 for the third quarter of 2016.

Basic and diluted non-GAAP net income per share was RMB4.28 (US$0.64) and RMB3.96 (US$0.60) respectively for the third quarter of 2017, compared with basic and diluted non-GAAP net income per share of RMB0.45 and RMB0.45, respectively for the third quarter of 2016.  Basic and diluted non-GAAP net income per ADS was RMB2.14 (US$0.32) and RMB1.98 (US$0.30) respectively for the third quarter of 2017, compared with basic and diluted non-GAAP net income per share of RMB0.22 and RMB0.22, respectively for the third quarter of 2016.

Cash, Cash Equivalents, and Restricted Cash

As of September 30, 2017, the Company had cash, cash equivalents, and restricted cash of RMB1,041.5 million (US$156.5 million), compared with RMB211.3 million on December 31, 2016. The increase was primarily due to net proceeds of RMB874.9 million (US$131.5 million) raised in the Company’s initial public offering and concurrent private placement in September 2017. For the third quarter of 2017, net cash inflow from operating activities was RMB25.2 million.

Fourth Quarter 2017 Guidance

For the fourth quarter of 2017, the Company currently expects total net revenues to be between RMB1,250.0 million and RMB1,350.0 million, which would represent an increase of approximately 42% to 54% compared with the fourth quarter of 2016.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Our ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 16, 2017 (9:00 PM Beijing/Hong Kong time on November 16, 2017).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	5788627

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.secoo.com.

A replay of the conference call will be accessible approximately two hour after the conclusion of the live call until November 23, 2017, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+65-2-8199-0299
Hong Kong:	+852-3051-2780
China:	400-632-2162
Replay Access Code:	5788627

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 300,000 SKUs, covering over 3,000 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP net income and basic and dilutive non-GAAP net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance.  We define non-GAAP net income as net income excluding share-based compensation.  We define non-GAAP net income per share as non-GAAP net income dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  We define basic and diluted non-GAAP net income per ADS as basic and diluted non-GAAP net income per share divided by two as two ADSs represent one ordinary share.  We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.6533 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of September 29, 2017.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 10 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 5730-6200
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Alan Wang
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION

(All amounts in thousands, except for share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Merchandise sales	672,737	966,189	145,220	1,697,428	2,292,574	344,577
Marketplace and other services	8,609	15,994	2,403	17,034	36,287	5,454

Total net revenues	681,346	982,183	147,623	1,714,462	2,328,861	350,031
Cost of revenues	(571,186)	(815,453)	(122,564)	(1,447,635)	(1,935,633)	(290,928)

Gross profit	110,160	166,730	25,059	266,827	393,228	59,103

Operating expenses:
Fulfillment expenses	(20,377)	(25,810)	(3,879)	(61,662)	(61,560)	(9,252)
Marketing expenses	(52,790)	(64,282)	(9,662)	(172,152)	(147,733)	(22,204)
Technology and content development expenses	(15,075)	(17,522)	(2,634)	(43,761)	(43,290)	(6,507)
General and administrative expenses	(15,303)	(27,868)	(4,189)	(54,058)	(57,811)	(8,689)

Total operating expenses	(103,545)	(135,482)	(20,364)	(331,633)	(310,394)	(46,652)

Income/(Loss) from operations	6,615	31,248	4,695	(64,806)	82,834	12,451

Other income/(expenses):
Interest expense, net	(1,157)	(1,839)	(276)	(2,615)	(4,856)	(730)

Foreign currency exchange (losses)/gains	(2,097)	5,471	822	(4,124)	9,246	1,390

Income/(Loss) before tax	3,361	34,880	5,241	(71,545)	87,224	13,111
Income tax expense	—	(777)	(117)	—	(777)	(117)

Net income/(loss)	3,361	34,103	5,124	(71,545)	86,447	12,994

Loss attributable to redeemable non-controlling interest	—	71	11	—	206	31
Loss attributable to non-redeemable non-controlling interest	—	58	9	—	173	26

Net income/(loss) attributable to Secoo Holding Limited	3,361	34,232	5,144	(71,545)	86,826	13,051

Accretion to redeemable non-controlling interest redemption value	—	(184)	(28)	—	(546)	(82)
Accretion to preferred share redemption value	(165,176)	(39,695)	(5,966)	(421,069)	(202,680)	(30,463)

Net loss attributable to ordinary shareholders of Secoo Holding Limited	(161,815)	(5,647)	(850)	(492,614)	(116,400)	(17,494)

Net loss per share
— Basic	(21.58)	(0.61)	(0.09)	(69.51)	(14.37)	(2.16)
— Diluted	(21.58)	(0.61)	(0.09)	(69.51)	(14.37)	(2.16)

Net loss per ADS
— Basic	(10.79)	(0.30)	(0.05)	(34.75)	(7.19)	(1.08)
— Diluted	(10.79)	(0.30)	(0.05)	(34.75)	(7.19)	(1.08)

Non-GAAP net income/(loss) per ADS
— Basic	0.22	2.14	0.32	(5.03)	5.68	0.85
— Diluted	0.22	1.98	0.30	(5.03)	5.21	0.78

Weighted average number of shares outstanding used in computing net loss per share
— Basic	7,500,000	9,274,531	9,274,531	7,086,954	8,098,011	8,098,011
— Diluted	7,500,000	9,274,531	9,274,531	7,086,954	8,098,011	8,098,011

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,	As of September 30,
	2016	2017
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	55,555	886,168	133,192
Restricted cash	155,792	155,300	23,342
Amount due from related party	—	284	43
Accounts receivable	20,992	44,766	6,728
Inventories, net	752,103	1,021,620	153,551
Advances to suppliers	4,108	2,609	392
Prepayments and other current assets	19,887	23,007	3,458

Total current assets	1,008,437	2,133,754	320,706

Non-current assets
Property and equipment, net	35,196	37,893	5,695
Other non-current assets	2,183	8,524	1,281

Total non-current assets	37,379	46,417	6,976

Total assets	1,045,816	2,180,171	327,682

LIABILITIES
Current liabilities
Short-term borrowings (including short-term borrowings of consolidated VIEs without recourse to the Company of RMB200,000 and RMB242,065 as of December 31, 2016 and September 30, 2017, respectively)	200,000	242,065	36,383
Accounts payable (including accounts payable of consolidated VIEs without recourse to the Company of RMB254,537 and RMB268,371 as of December 31, 2016 and September 30, 2017, respectively.)	274,629	306,223	46,026
Amount due to related parties (including amount due to related parties of consolidated VIEs without recourse to the Company of RMB2,319 and RMB1,544 as of December 31, 2016 and September 30, 2017, respectively.)	2,319	1,560	234
Advances from customers (including advances from customers of consolidated VIEs without recourse to the Company of RMB40,891 and RMB20,031 as of December 31, 2016 and September 30, 2017, respectively. )	42,013	21,040	3,162
Accrued expenses and other current liabilities (including accrued expenses and other liabilities of consolidated VIEs without recourse to the Company of RMB194,266 and RMB290,104 as of December 31, 2016 and September 30, 2017, respectively.)	214,966	334,858	50,330
Deferred revenue (including deferred revenue of consolidated VIEs without recourse to the Company of RMB5,254 and RMB9,174 as of December 31, 2016 and September 30, 2017, respectively.)	5,508	9,230	1,387

Total current liabilities	739,435	914,976	137,522

Non-current liabilities
Long-term borrowing (including long-term borrowing of consolidated VIEs without recourse to the Company of nil and RMB7,090 as of December 31, 2016 and September 30, 2017, respectively.)	—	7,090	1,066

Total non-current liabilities	—	7,090	1,066

Total liabilities	739,435	922,066	138,588

Mezzanine Equity
Series A-1 Redeemable Convertible Preferred Shares (US$0.001 par value, 1,250,000 shares authorized, issued and outstanding as of December 31, 2016 and nil as of September 30, 2017, Redemption value of RMB180,216 and nil as of December 31, 2016 and September 30, 2017; Liquidation value of RMB125,060 and nil as of December 31, 2016 and September 30, 2017)	134,719	—	—
Series A-2 Redeemable Convertible Preferred Shares (US$0.001 par value, 1,428,572 shares authorized, issued and outstanding as of December 31, 2016 and nil as of September 30, 2017, Redemption value of RMB205,966 and nil as of December 31, 2016 and September 30, 2017; Liquidation value of RMB142,923 and nil as of December 31, 2016 and September 30, 2017)	152,097	—	—

Series B Redeemable Convertible Preferred Shares (US$0.001 par value, 2,380,952 shares authorized, issued and outstanding as of December 31, 2016 and nil as September 30, 2017, Redemption value of RMB343,409 and nil as of December 31, 2016 and September 30, 2017; Liquidation value of RMB323,077 and nil as of December 31, 2016 and September 30, 2017)	293,455	—	—
Series C Redeemable Convertible Preferred Shares (US$0.001 par value, 1,571,973 shares authorized, issued and outstanding as of December 31, 2016 and nil as of September 30, 2017, Redemption value of RMB227,596 and nil as of December 31, 2016 and September 30, 2017; Liquidation value of RMB263,065 and nil as of December 31, 2016 and September 30, 2017)	197,987	—	—
Series D Redeemable Convertible Preferred Shares (US$0.001 par value, 3,178,652 shares authorized, issued and outstanding as of December 31, 2016 and nil as of September 30, 2017, Redemption value of RMB495,579 and nil as of December 31, 2016 and September 30, 2017; Liquidation value of RMB655,720 and nil as of December 31, 2016 and September 30, 2017)	438,683	—	—
Series E Redeemable Convertible Preferred Shares (US$0.001 par value, 2,925,658 shares authorized, issued and outstanding as of December 31, 2016 and nil as of September 30, 2017, Redemption value of RMB598,531 and nil as of December 31, 2016 and September 30, 2017; Liquidation value of RMB839,363 and nil as of December 31, 2016 and September 30, 2017)	532,511	—	—
Redeemable non-controlling interest	5,082	5,458	820

Total mezzanine equity	1,754,534	5,458	820

Deficit:
Ordinary shares (US$0.001 par value, 37,264,193 shares authorized as of December 31, 2016 and September 30, 2017; 7,500,000 shares and 25,639,653 issued and outstanding as of December 31, 2016 and September 30, 2017)	47	167	25
Accumulated losses	(1,363,165)	(1,479,564)	(222,381)
Additional paid-in capital	—	2,722,859	409,249
Accumulated other comprehensive loss	(87,072)	7,330	1,102

Total deficit attributable to ordinary shareholders	(1,450,190)	1,250,792	187,995

Non-redeemable non-controlling interest	2,037	1,855	279

Total deficit	(1,448,153)	1,252,647	188,274
Total liabilities, mezzanine equity and deficit	1,045,816	2,180,171	327,682

SECOO HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss)	3,361	34,103	5,124	(71,545)	86,447	12,994
Add:

Share-based compensation expense	—	5,549	834	249	5,549	834

Adjusted net income/(loss)	3,361	39,652	5,958	(71,296)	91,996	13,828

Adjusted net income/(loss) per weighted average shares:
Basic	0.45	4.28	0.64	(10.06)	11.36	1.71
Diluted	0.45	3.96	0.60	(10.06)	10.42	1.57

Adjusted net income/(loss) per ADS:
Basic	0.22	2.14	0.32	(5.03)	5.68	0.85
Diluted	0.22	1.98	0.30	(5.03)	5.21	0.78

Weighted average number of shares outstanding used in computing the adjusted net income/(loss) per share
— Basic	7,500,000	9,274,531	9,274,531	7,086,954	8,098,011	8,098,011
— Diluted	7,500,000	10,007,076	10,007,076	7,086,954	8,830,556	8,830,556